METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.     Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.     Date of Material Change

April 11, 2006

Item 3.     Press Release

The press release attached as Attachment "A" was released on CCN Matthews in Canada and on Business Wire in the United States on April 11, 2006 pursuant to section 75(1) of the Act.

Item 4.     Summary of Material Change

Metallica Resources Inc. reports updated proven and probable mineral reserves for its 100% owned Cerro San Pedro ("CSP") heap-leach gold and silver project in Mexico. The updated mineral reserve estimate was calculated using prices of $400/oz for gold and $6.15/oz for silver, which approximate the historical three-year average, and indicates a gold-equivalent reserve of approximately 2 million ounces, when using a silver-to-gold price ratio of 65:1. The updated mineral reserve estimate increases our previously reported mineral reserve estimate by 6.9 million tonnes and 113,000 gold equivalent ounces, and is summarized as follows:

Tonnes Ore	Gold Grade	Silver Grade	Gold Eq Grade	Gold	Silver	Gold Eq	Waste:Ore
(000’s)	(g/t)	(g/t)	(g/t)	(000’s ozs)	(000’s ozs)	(000’s ozs)	Ratio
69,885	0.55	23.0	0.90	1,236	51,678	2,031	1.07:1
Silver to gold ratio for gold equivalents uses 65:1

The project is currently estimated to have average annual production of approximately 85,500 ounces of gold and 2 million ounces of silver over its currently estimated nine year life, or approximately 115,000 gold-equivalent ounces annually, at a silver-to-gold ratio of 65:1. At a gold price of $500/oz and a silver price of $7.69/oz, the total cash cost is approximately $158/oz of gold, net of silver credits. The initial capital cost to build the mine is projected at $29.1 million with a total capital cost estimated at $34.3 million for the life of the mine.

Item 5.     Full Description of Material Change

The material change is described in the press release attached as Attachment "A".

Item 6.     Reliance on Section 75(3) of the Act

not applicable

Item 7.     Omitted Information

not applicable

Item 8.     Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.     Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of April 11, 2006.

" Bradley J. Blacketor" Bradley J. Blacketor Vice President, Secretary & Chief Financial Officer

PRESS RELEASE
ATTACHMENT A	Press Release No. 06-09

METALLICA RESOURCES UPDATES RESERVES AND ECONOMICS FOR
CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - April 11, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report updated mineral reserves and economics for its 100% owned Cerro San Pedro ("CSP") heap-leach gold and silver project in Mexico. The updated mineral reserve estimate was calculated using prices of $400/oz for gold and $6.15/oz for silver, which approximate the historical three-year average, and indicates a gold-equivalent reserve of approximately 2 million ounces, when using a silver-to-gold price ratio of 65:1. The project is currently estimated to have an average annual production of approximately 85,500 ounces of gold and 2 million ounces of silver over its currently estimated nine year life, or approximately 115,000 gold-equivalent ounces annually, at a silver-to-gold ratio of 65:1. At a gold price of $500/oz and a silver price of $7.69/oz, the total cash cost is approximately $158/oz of gold, net of silver credits. The total cash cost per ounce of gold figure improves dramatically at current silver prices. The total cash cost on a gold equivalency basis remains constant at approximately $250/oz of gold and gold-equivalent silver.

The updated proven and probable mineral reserve estimate increases our previously reported proven and probable mineral reserve estimate by 6.9 million tonnes and 113,000 gold equivalent ounces, and is summarized as follows:

Tonnes Ore (000’s)	Gold Grade (g/t)	Silver Grade (g/t)	Gold Eq Grade (g/t)	Gold (000’s ozs)	Silver (000’s ozs)	Gold Eq (000’s ozs)	Waste:Ore Ratio
69,885	0.55	23.0	0.90	1,236	51,678	2,031	1.07:1
Silver to gold ratio for gold equivalents uses 65:1

This mineral reserve estimate is contained within a previously reported measured and indicated mineral resource estimate of 116 million tonnes of material grading 0.54 g/t gold and 20.3 g/t silver at a cut-off grade of 0.2 g/t gold. In addition, mineral resources include 3 million tonnes of inferred mineral resources grading 0.44 g/t gold and 21.7 g/t silver at a cut-off grade of 0.2 g/t gold.

Using the same cost and Run of Mine ("ROM") metallurgical recovery parameters that were used for the mineral reserve estimate, a series of computerized pit limit sensitivities were conducted for a range of gold and silver prices for the CSP deposit. The results are as follows:

Gold/Silver ($/oz)	Tonnes Ore (000’s)	Gold Grade (g/t)	Silver Grade (g/t)	Gold Eq Grade (g/t)	Gold (000’s ozs)	Silver (000’s ozs)	Gold Eq (000’s ozs)
$450 / $6.92	92,383	0.54	22.2	0.88	1,604	65,938	2,618
$500 / $7.69	101,736	0.52	21.5	0.85	1,701	70,324	2,783
$550 / $8.46	111,901	0.50	20.7	0.82	1,799	74,472	2,944
Silver to gold ratio for gold equivalents uses 65:1

The initial capital cost to build the mine is projected at $29.1 million with a total capital cost estimated at $34.3 million for the life of the mine. As reported earlier, Metallica is working through the Mexican political and legal channels to have a restriction on its explosives permit removed, and believes that it can be resolved within the next several weeks. This new restriction is not currently expected to impact the completion of construction, which is scheduled for the end of 2006.

Using the updated mineral reserve, the operating costs and internal rates of return for a series of metal prices are as follows:

Gold/Silver ($/oz)	$500 / $7.69	$550 / $8.46	$585 / $11.50 (1)
Total cash cost/oz (net of silver)	$158	$142	$75
Total cash cost/oz gold equivalent	$250	$250	$250
Internal rate of return	44%	54%	69%
1. Approximates current gold and silver prices

With current metal prices higher than the $400/oz for gold and $6.15/oz for silver used in the mineral reserve estimate and pit design, Metallica is commencing a study to evaluate the impact on the production and operating cost of adding a crushing circuit prior to the heap leaching extraction at the CSP project. The project is currently designed to utilize ROM heap leaching in which the ore is not crushed prior to leaching. It is currently envisioned that if a crushing circuit is installed it will not occur until after full scale startup of the operation, which is scheduled for 2007.

The updated mineral reserve for the Cerro San Pedro project has been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The mineral reserve estimate was prepared by William L. Rose, PE, of WLR Consulting, Inc., Qualified Person, as the term is defined in Canadian Securities Administrators National Instrument 43-101.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.